June 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Fundrise Real Estate Interval Fund, LLC
        Amendment to Rule 17g-1(g) Fidelity Bond Filings on March 16, 2022 and March 31,
        2022

Ladies and Gentlemen:

On behalf of Fundrise Real Estate Interval Fund, LLC (the "Fund"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1. A copy of the Financial Institution Investment Company Asset Protection Bond (the "Fidelity Bond") for the Fund; and
2. A copy of the resolutions approving the Fidelity Bond unanimously adopted by the Board of Directors of the Fund, including the Directors who are not "interested persons" of the Fund as defined by Section 2(a)(19) of the 1940 Act.

This amendment to the Fund's previous filings on March 16, 2022 and March 31, 2022 is being filed to add coverage for the period June 17, 2022 through December 31, 2022 for the Fidelity Bond.

If you have any questions regarding this submission, please do not hesitate to contact Paul J. Delligatti at (202) 346-4309.

         Sincerely,

         /s/ Michelle A. Mirabal
         Michelle A. Mirabal
         Secretary

Great American Insurance Group | Fidelity / Crime Division

June 22, 2022

Mr. Blake Barczak, CPCU, Senior Broker
Aon Risk Services Northeast Inc
165 Broadway
One Liberty Plaza, Suite 3201
New York, NY 10006-1404

Fidelity / Crime Division
28 Liberty Street, Ste 3610
New York, NY 10005
www.CrimeInsurance.com
212-513-4020
513-369-7439 (Fax)

Re: Fundrise Real Estate Interval Fund LLC
Excess Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Blake,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. **Please consider this letter as our invoice.**

EXCESS FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED: Fundrise Real Estate Interval Fund LLC

ADDRESS: 11 DuPont Circle NW
Floor 9
Washington, DC 20036

BOND NUMBER: FS E861050 00 00

EFFECTIVE DATES: 12:01 A.M. on **June 17, 2022** to 12:01 A.M. on **December 31, 2022**

ISSUING COMPANY: Great American Insurance Company
A.M. Best Rated "A+" (Superior) Class XV as of August 17, 2018
Standard & Poor's Rated "A+" (Strong) as of March 14, 2019
Admitted in all 50 States & Canada

POLICY FORM: Great American Financial Institution Excess Follow Form Certificate (Ed. 05/14)

LIMIT PROVIDED: $10,000,000

COVERAGES PROVIDED: Insuring Clause: 1. Employee, 2. On Premises, 3. In Transit, 4. Forgery or Alteration, 5. Extended Forgery, 6. Counterfeit Money, 8. Computer System, 9. Voice Initiated Funds Transfer Instruction, 10. Uncollectible Items of Deposit, 13. Unauthorized Signature, and, 14. Telefacsimile Instruction. WE ARE NOT FOLLOWING FORM TO 7. THREATS TO PERSON/EXTORTION.

EXCESS OF: Berkley Crime - First Excess Layer
$5M XS $10M

Chubb - Primary Carrier
$10M Limit with $50,000 Deductible

MINIMUM AMOUNT REPORTABLE: $ 3,750,000

ANNUAL PREMIUM:	$ 16,150	
TOTAL PREMIUM:	$ 8,721	
COMMISSION PAYABLE:	15 %	(Commission Payable on Total Premium)
NET PREMIUM DUE:	$ 7,412.85	(Due Within 45 Days of the Effective Date)

2022 New Business Binder (Excess)

FORMS:

SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM683	Important Notice Fidelity Crime Division Claims
3	FXS1101	Financial Institution Excess Follow Form Certificate
4	FXS1102	Exclude All Sub-Limited Coverage(s)
5	FI7341	In-Witness Clause

UNDERLYING COVERAGE SCHEDULE:

Primary Bond

Company:	Federal Insurance Company
Single Loss Limit:	$ 10,000,000
Deductible:	$ 50,000
Bond Number:	82599059
Bond Period:	12/31/2021 - 12/31/2022

Excess Layer 1

Company:	Berkley Regional Insurance Company
Single Loss Limit:	$ 5,000,000
Attachment Point:	$ 10,000,000
Bond Number:	BFIV-45004649-20
Bond Period:	12/31/2021 - 12/31/2022

SUBJECTIVITIES:

No subjectivities are required. File is current.

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:

Great American Insurance Group
3561 Solutions Center
Chicago, IL 60677-3005

If you are using overnight mail:

PNC Bank c/o Great American Insurance Group
Lockbox Number 773561
350 East Devon Avenue
Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,

Annamarie James

Annamarie James
Account Manager
212-513-4020
aljames@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured's claim history or risk exposure, or which could change the Company's underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

Fundrise Real Estate Interval Fund, LLC

Secretary's Certificate

June 29, 2022

      The undersigned, Michelle A. Mirabal, the duly elected and acting Secretary of Fundrise Real Estate Interval Fund, LLC, a Delaware limited liability company (the "Fund"), does hereby certify that the following resolutions were adopted by the Board of Directors of the Fund by unanimous written consent dated June 28, 2022 with the same force and effect as if adopted at a meeting duly called and held for the purpose of considering such action:

      WHEREAS, the Fundrise Real Estate Interval Fund, LLC (the "Fund") currently has two fidelity bonds with a total combined amount of coverage of $15 million (together, the "Current Fidelity Bonds"); and

      WHEREAS, the officers of the Fund are seeking to procure an additional fidelity bond on behalf of the Fund with a total amount of coverage of $10 million (the "Additional Fidelity Bond" and collectively with the Current Fidelity Bonds, the "Fidelity Bonds"), such that the total combined amount of coverage under the Fidelity Bonds would be $25 million;

      NOW, THEREFORE, BE IT:

      RESOLVED, that the Board of Directors (the "Board") of Fund hereby authorizes and approves the procurement of the Additional Fidelity Bond, in substantially the same form as the Current Fidelity Bonds, after consideration of all factors deemed relevant by the Board, including, but not limited to: (1) the expected value of the assets of the Fund; (2) the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund; and (3) the nature of the securities and other assets in the Fund's portfolio; and

      FURTHER RESOLVED, that the Board hereby approves the payment by the Fund of the premium for coverage under the Additional Fidelity Bond, in the amount presented or described to the Board, after consideration of all factors deemed relevant by the Board, including, but not limited to: (1) the number of other parties named as insured under the Additional Fidelity Bond; (2) the nature of the business activities of such other parties; (3) the amount and premium of the Additional Fidelity Bond; (4) the ratable allocation of the premium among all parties named as insureds; and (5) the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and

      FURTHER RESOLVED, that the Board hereby delegates to the officers of the Fund the authority to negotiate such further changes to the form and amount of the Additional Fidelity Bond as the officers, in consultation with counsel to the Fund, deem appropriate or acceptable and to bind the coverage in such form and amount,

provided that any changes to the Additional Fidelity Bond, as presented or described to the Board, that are deemed to be material shall be reported to the Board prior to binding the coverage; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to increase the amount of the coverage under the Fidelity Bonds from time to time to ensure adequate coverage based upon the value of the Fund's assets and to enable the Fund to remain in compliance with the Investment Company Act of 1940 (the "1940 Act") and the rules promulgated thereunder; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to make all filings with the Securities and Exchange Commission and give all notices and information with respect to the Fidelity Bonds, as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to make any and all payments and to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Fund, as they, or any of them, may deem necessary or appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions, and the Board hereby ratifies and approves any and all such actions previously taken by the officers of the Fund in furtherance of the foregoing resolutions.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first above written.

/s/ Michelle A. Mirabal
Michelle A. Mirabal
Secretary